SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For Fiscal Year Ended December 31, 2000	Commission file number 0-1121

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

SOUTHERN CALIFORNIA WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

OF

SOUTHERN CALIFORNIA WATER COMPANY
630 EAST FOOTHILL BOULEVARD
SAN DIMAS, CALIFORNIA 91773

INDEX

Report of Independent Public Accountants

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2000

Notes to Financial Statements

Supplemental Schedule:

Schedule I – Form 5500 – Schedule H – Line 4i – Schedule of Assets Held as of December 31, 2000

NOTE:	All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the
  Southern California Water Company
  Investment Incentive Program:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHERN CALIFORNIA WATER COMPANY INVESTMENT INCENTIVE PROGRAM (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2000. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for plan benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedule of Assets Held is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Los Angeles, California
June 27, 2001

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits
As of December 31, 2000 and 1999

Assets

	2000	1999

Investments, at fair value	$29,301,222	$26,121,503

Receivables:

Employer contributions	39,624	—

Employee contributions	36,967	—

Net Assets Available for Plan Benefits	$29,377,813	$26,121,503

The accompanying notes are an integral part of these financial statements.

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

Additions:

Additions to net assets attributed to:

Contributions:

Employee	$1,844,413

Employer	1,007,776

Total contributions	2,852,189

Investment income:

Interest and dividends	2,067,355

Total investment income	2,067,355

Total additions	4,919,544

Deductions:

Deductions from net assets attributed to:

Net depreciation in fair value of investments	292,257

Benefits paid to participants	1,362,788

Administrative expenses	8,189

Total deductions	1,663,234

Net increase	3,256,310

Net Assets Available for Plan Benefits, Beginning of year	26,121,503

End of year	$29,377,813

The accompanying notes are an integral part of these financial statements.

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

Notes to Financial Statements
December 31, 2000 and 1999

1.	Plan Description

The following description of the Southern California Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General

The Plan is a defined contribution plan established by the Southern California Water Company (the “Company”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was amended and restated effective January 1, 2000 to comply with new IRC requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets which were transferred from the PAYSOP.

In 1998, the Company formed a holding company, American States Water Company (“ASWC”). ASWC has no material assets other than the common stock of the Company. At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in the ASWC common stock. Such change did not have a significant impact on the financial statements.

b.	Plan Administration

Under a trust agreement dated May 4, 1988, Wells Fargo Bank, N.A, formerly First Interstate Bank, was appointed trustee for the Plan (the “Trustee”). During 1999, Wells Fargo Bank merged with Norwest; as a result of the merger the recordkeeping services which Wells Fargo Bank provided changed from Trust Mark to Omni Plus. The Plan is administered by the Investment Incentive Program Committee (the “Plan Administrator”), which is appointed by the Company’s Board of Directors.

c.	Eligibility

Effective January 1, 1996, any employee who has completed a period of service of thirty consecutive days is eligible to participate in the Plan.

d.	Contributions

Effective January 1, 1996, eligible employees can contribute an amount between one and fifteen percent of compensation, as defined in the Plan document. In addition, the Company provides matching contributions of 100 percent of the first three percent and 50 percent of the next three percent contributed by a participant. Under the terms of the Plan, employer matching contributions are invested in the American States Water Company Common Stock Fund, formerly the Southern California Water Company Common Stock Fund.

e.	Vesting

Participants are fully vested in their contributions and the employer contributions made to their account, plus actual earnings thereon.

f.	Distribution of Benefits

Participants’ benefits under the Plan become distributable upon severance from service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the end of the next calendar quarter. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participant’s account under the Plan as of the end of the next preceding calendar quarter, except as described below.

A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of his account or the total unwithdrawn deferral contributions after the participant has attained age 59-1/2. Such a distribution shall be permitted only once every two years while the participant remains an employee of the Company. In addition, subject to the approval of the Plan Administrator, withdrawals from a participant’s account may be permitted before age 59-1/2 to meet a financial hardship, as defined in the Plan document.

g.	Participant Accounts

Each participant’s account is credited or debited with the participant’s contributions and related employer matching contributions, as well as the participant’s share of the Plan’s earnings or losses and charged with an allocation of administrative expenses. Allocations are based on the proportion that each participant’s account balance has to the total of all participants’ account balances. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.

h.	Participant Loans

Effective June 5, 1996, participants may borrow from their account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over 36 months for loans less than $5,000 and within 59 months for all other loans. The loans bear interest at the Prime Rate plus one percent. The interest rates for the 2000 Plan year range from 8.75 to 10.50 percent. A loan is considered to be in default if any scheduled payment is more than thirty days late.

2.	Summary of Significant Accounting Policies

a.	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

b.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

c.	Risks and Uncertainties

The Plan provides for various investment options in mutual funds. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

d.	Investment Valuation and Income Recognition

Investments are stated at fair value. Investments in collective funds, registered investment companies and American States Water Company common stock are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

e.	Net Appreciation (Depreciation) in Fair Value of Investments

Net appreciation (depreciation) in fair value of investments is based on the market value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net depreciation in fair value of investments.

f.	Payment of Benefits

Benefits are recorded when paid.

g.	Administrative Expenses

Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, will be paid by the Plan and will be charged against participants’ accounts. Certain administrative expenses directly relating to a participant’s account are specifically allocated and deducted from the specific participant’s account.

Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to the American States Water Company common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000. During 2000 and 1999, administrative expenses borne by the Plan and by the Company were insignificant.

3.	Investment Options

Participants may direct their contributions and any related earnings into various investment options. Participants may change their investment elections on a daily basis, in full percentage increments. Participants may not direct the investment of employer matching contributions, which are required to be invested in the Company’s stock fund. Participants should refer to the Plan document for a complete description of the investment options as well as for the detailed composition of each investment fund.

4.	Investments

The following table presents investments that represent 5 percent or more of the Plan’s Net Assets:

	December 31,

	2000	1999

Common Stock:

American States Water Company Common Stock, 441,299 and 415,433 shares, respectively	$16,330,409*	$14,942,702*

Mutual Funds:

Wells Fargo Stable Asset Fund, 1,914,448 and 1,750,716 shares, respectively	1,914,448	1,570,413

Wells Fargo S&P 500 Stock Fund, 54,515 and 52,119 shares, respectively	2,814,607	2,883,598

Registered Investment Companies:

Strong Opportunity Fund, 85,640 and 60,586 shares, respectively	3,626,840	2,711,912

Strong Total Return Fund, 0 shares and 29,971 shares, respectively	—	1,404,236

Strong Large Cap Growth Fund, 46,347 and 0 shares, respectively	1,611,502	—

Participant Loans	1,752,165	1,520,741

*	Participant and Nonparticipant-Directed

During 2000, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $292,257 as follows:

American States Water Company Common Stock	$615,261

Mutual Funds	(278,550)

Registered Investment Companies	(628,968)

Total	$(292,257)

5.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in the net assets relating to the nonparticipant-directed portion of the ASWC Stock Fund is as follows:

	December 31,

	2000	1999

Net Assets:

American States Water Company Stock Fund	$11,189,359	$9,928,017

Year Ended
December 31, 2000

Changes in Net Assets:

Contributions	$968,152

Net appreciation and income	769,264

Benefits paid to participants	(413,615)

Transfers to participant directed investments	(62,459)

Total	$1,261,342

6.	Related Party Transactions

The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of mutual funds managed by the Trustee and shares of ASWC common stock. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Fees paid to the Trustee for the year ended December 31, 2000 were not significant.

7.	Tax Status

The Internal Revenue Service issued a determination letter dated November 6, 1996 stating that the Plan and related trust are designed in accordance with applicable IRC requirements as of that date. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable provisions of the IRC. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2000 and 1999.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Schedule I

SOUTHERN CALIFORNIA WATER COMPANY
Investment Incentive Program

EIN: 95-1243678 Plan No. 005
Form 5500 – Schedule H – Line 4i – Schedule of Assets Held as of December 31, 2000

	Description of investment
Identity of issuer, borrower, lessor,	including maturity date, rate		Current
or similar party	interest, par or maturity value	Cost	value

*American States Water Company	Common Stock, $2.50 Par Value	$9,848,786	$16,330,409

*Wells Fargo Institutional Trust Group	Stable Asset Fund		1,914,448

*Wells Fargo Institutional Trust Group	S&P 500 Stock Fund		2,814,607

Invesco	Select Income Fund		628,541

Strong	Opportunity Fund		3,626,840

Strong	Large Cap Growth Fund		1,611,502

Westcore	Plus Bond		622,710

Participant Loans	Loan with maturities through 2006, interest rates ranging from 8.75 to 10.50 percent		1,752,165

	Total Assets		$29,301,222

* Represents a party-in-interest as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN CALIFORNIA WATER COMPANY INVESTMENT INCENTIVE PROGRAM

	By:	/s/ McCLELLAN HARRIS III. McClellan Harris III Member — Investment Incentive Program Committee

	By:	/s/ JAMES B. GALLAGHER. James B. Gallagher Member — Investment Incentive Program Committee

	By:	/s/ JOEL A. DICKSON. Joel A. Dickson Member — Investment Incentive Program Committee

Dated: June 27, 2001

EXHIBIT 23

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 27, 2001 included in this Form 11-K for the year ended December 31, 2000, into the previously filed S-8 Registration Statement (File No. 33-71226) of Southern California Water Company.

ARTHUR ANDERSEN LLP

Los Angeles, California
June 27, 2001